Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

October 11, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

Re:	Earthstone Energy Inc.

Registration Statement on Form S-3

Filed May 26, 2017

File No. 333-218277

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 15, 2017

Form 8-K/A

Filed June 2, 2017

File No. 001-35049

Dear Assistant Director Schwall:

This letter is in response to an oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a follow up to comment number 3 of the letter of the Staff dated June 22, 2017. In our response, Earthstone Energy, Inc. (the “Company”) indicated it would provide disclosure in accordance with Item 103 of Regulation S-K. Please be advised that the referenced disclosure was set forth in the Form 10-Q of the Company for the Quarterly Period Ended June 30, 2017 in Part II – Other Information under Item 1. Legal Proceedings. Therein reference was made to Note 13 to the Unaudited Condensed Consolidated Financial Statements in Part 1, Item 1 of the Form 10-Q.

Please be advised that the Company has determined that no material developments have occurred with respect to the legal proceedings addressed in Note 13.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/Frank A. Lodzinski

Frank A. Lodzinski

President and Chief Executive Officer

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